FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2003

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ HIDEKI ISHIDA
Hideki Ishida Managing Executive Officer General Manager of Corporate Finance Division

Date: September 19, 2003

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Revision of Forecast of Consolidated and Non-Consolidated Financial Results for the semi-annual period ending September 30, 2003

2.	Notice relating to Restructuring of Crystal Components Related Businesses of Kyocera Group

[Translation]

September 19, 2003

Name of Company listed:	Kyocera Corporation

Name of Representative:	Yasuo Nishiguchi, President and Director

(Code number: 6971, The First Section of the Tokyo Stock Exchange, The First Section of the Osaka Securities Exchange)

Person for inquiry:	Hideki Ishida Managing Executive Officer General Manger of Corporate Finance Division (Tel: 075-604-3500)

Revision of Forecast of Consolidated Financial Results

        for the Six-month Period ending September 30, 2003

This is to advise you that the forecast of consolidated financial results for the first half of the fiscal year ending March 2004 (from April 1, 2003 to March 31, 2004), which was published on April 25, 2003, is revised as set forth below, taking into consideration the recent performance of the Company:

1.	Revision of forecast of consolidated financial results for six-month period (April 1, 2003 to September 30, 2003)

(in millions of yen)

	Semi-annual Net Sales	Semi-annual Income before Income Taxes	Semi-annual Net Income
Forecast previously published (A)	550,000	40,000	22,000
Revision made (B)	520,000	21,500	13,000
Amount of increase or decrease (B - A)	-30,000	-18,500	-9,000
Ratio of increase or decrease (%)	-5.5	-46.3	-40.9
(c.f.) Result for the same period in the previous fiscal year (Six-month period ended September 30, 2002)	517,003	33,593	17,127

2.	Reason for Revision

Net sales for the six-month period ending September 30, 2003 are expected to be lower than forecast at the beginning of this fiscal year (announced on April 25, 2003) by 30 billion yen. This decrease mainly results from (1) reduced sales by the telecommunication equipment business due to sales of mobile handsets which are lower than forecast at the beginning of the fiscal year in both the domestic and overseas markets and due to delay in the recognition of sales of certain PHS related products, which will take place in the second half of the fiscal year rather than the first half of the fiscal year as originally expected, and (2) reduced sales by the information equipment business due to delay in the market release of certain copiers and digital multifunction peripherals, originally scheduled for the first half of the fiscal year, both of these factors have impacted the equipment group of Kyocera. With respect to the component business, net sales will achieve the amount forecast at the beginning of the fiscal year.

With respect to profits for the six-month period ending September 30, 2003, income before income taxes and net income will be lower than forecast at the beginning of the fiscal year by 18.5 billion yen and 9 billion yen, respectively, due to decreased profit as a result of the decrease in net sales by the telecommunications equipment business of Kyocera, and evaluation loss in the amount of approximately 85 million United States dollars (approximately 9.8 billion yen in Japanese yen) recorded by AVX Corporation, a United States subsidiary of the Company, with respect to inventories of tantalum materials and relating to its commitment for future purchases of tantalum materials pursuant to a long-term material supply agreement.

3.	For your Reference

Forecast of consolidated financial results for annual period

(April 1, 2003 to March 31, 2004) (Announcement made on April 25, 2003)

(in millions of yen)

	Net Sales	Income before Income Taxes	Net Income
Forecast previously published	1,140,000	92,000	52,000
(c.f.) Result for previous fiscal year (Annual Period ended March 31, 2003)	1,069,770	76,037	41,165

With respect to net sales for the entire fiscal year, the Company anticipates that net sales for the second half of the fiscal year will exceed net sales for the first half of the fiscal year, as expected at the beginning of the fiscal year, due to expansion of the market for mobile handsets and market release of new products from the equipment group. It should be noted that the evaluation loss with respect to tantalum material was originally expected to take place in the second half of the fiscal year, and, accordingly, it will not have any adverse impact on our forecast of income before income taxes or net income for the entire fiscal year. Due to the uncertainty with respect to the economic conditions and business environment, however, the Company will make an official announcement of its forecast at the time of its announcement of results for the six-month period ending September 30, 2003.

Note:    With respect to the forecast set forth hereinabove, please refer to the information regarding forward looking statements set out on page 5 of this release.

[Translation]

September 19, 2003

Name of Company listed:	Kyocera Corporation

Name of Representative:	Yasuo Nishiguchi, President and Director

(Code number: 6971, The First Section of the Tokyo Stock Exchange, The First Section of the Osaka Securities Exchange)

Person for inquiry:	Hideki Ishida Managing Executive Officer General Manger of Corporate Finance Division (Tel: 075-604-3500)

Revision of Forecast of Non-Consolidated Financial Results

        for the Six-month Period ending September 30, 2003

This is to advise you that the forecast of non-consolidated financial results for the first half of the fiscal year ending March 2004 (from April 1, 2003 to March 31, 2004), which was published on April 25, 2003, is revised as set forth below, taking into consideration the recent performance of the Company:

1.	Revision of forecast of non-consolidated financial results for six-month period (April 1, 2003 to September 30, 2003)

(in millions of yen)

	Semi-annual Net Sales	Semi-annual Recurring Profit	Semi-annual Net Income
Forecast previously published (A)	245,000	29,000	16,000
Revision made (B)	239,000	24,000	13,500
Amount of increase or decrease (B - A)	-6,000	-5,000	-2,500
Ratio of increase or decrease (%)	-2.4	-17.2	-15.6
(c.f.) Result for the same period in the previous fiscal year (Six-month period ended September 30, 2002)	227,798	14,956	9,291

2.	Reason for Revision

Net sales for the six-month period ending September 30, 2003 are expected to be lower than forecast at the beginning of this fiscal year (announced on April 25, 2003) by 6 billion yen. This decrease mainly results from reduced sales by the telecommunications equipment business due to sales of mobile handsets which are lower than forecast at the beginning of the fiscal year in both the domestic and overseas markets and due to delay in the recognition of sales of certain PHS related products, which will take place in the second half of the fiscal year rather than the first half of the fiscal year as originally expected. With respect to the component business, net sales will achieve the amount forecast at the beginning of the fiscal year.

With respect to profits for the six-month period ending September 30, 2003, recurring profit and net income will be lower than forecast at the beginning of the fiscal year by 5 billion yen and 2.5 billion yen, respectively, due to decreased profit as a result of the decrease in net sales by the equipment group of the Company.

3.	For your Reference

Forecast of non-consolidated financial results for annual period

(April 1, 2003 to March 31, 2004) (Announcement made on April 25, 2003)

(in millions of yen)

	Net Sales	Recurring Profit	Net Income
Forecast previously published	515,000	69,000	40,000
(c.f.) Result for previous fiscal year (Annual Period ended March 31, 2003)	482,834	54,685	27,923

With respect to net sales for the entire fiscal year, the Company anticipates that net sales for the second half of the fiscal year will exceed net sales for the first half of the fiscal year, as expected at the beginning of the fiscal year, due to expansion of the market for mobile handsets and market release of new products from the equipment group. Due to the uncertainty with respect to the economic conditions and business environment, however, the Company will make an official announcement of its forecast at the time of its announcement of results for the six-month period ending September 30, 2003.

Note:    With respect to the forecast set forth hereinabove, please refer to the information regarding forward looking statements set out on page 5 of this release.

Forward-Looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to: general economic conditions in our markets, which are primarily Japan, North America, Europe, and Asia, including in particular China; changes in exchange rates, particularly between the yen and the U.S. dollar and Euro, respectively, in which we make significant sales; our ability to launch innovative products and otherwise meet the advancing technical requirements of our customers, particularly in the highly competitive markets for ceramics, semiconductor parts and electronic components; and the extent and pace of future growth or contraction in information technology-related markets around the world, including those for communications and personal computers. Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.

September 19, 2003

To whom it may concern:

Name of Company listed:	Kyocera Corporation

Name of Representative:	Yasuo Nishiguchi President and Director (Code number: 6971, The First Section of the Tokyo Stock Exchange, The First Section of the Osaka Securities Exchange)

Person for Inquiry: Hideki Ishida Managing Executive Officer General Manager of Corporate Finance Division (Tel. No.: 075-604-3500)

Notice relating to Restructuring of

Crystal Components Related Businesses of Kyocera Group

This is to advise you that, effective as of April 1, 2004, Kyocera Corporation (the “Company”) will restructure its crystal components related business by means of corporate splits undertaken with Kinseki, Limited (“Kinseki”), as described below.

[Objective of the Corporate Split]

In August 2003, the Company made Kinseki a wholly-owned subsidiary by means of a stock swap, and established a corporate structure under which the Company is able to fully support the management of Kinseki. To enhance the synergetic effects resulting therefrom, and to further boost the crystal components related business of Kyocera Group, it has been decided that Kinseki’s marketing division shall be consolidated into the marketing division of the electronic components business of the Company, and the manufacturing division of the crystal components related business of the Company shall be transferred to Kinseki.

I.	Separation of Marketing Division

1.	Outline of Corporate Split

(1)	Schedule of Corporate Split

Meeting of Board of Directors to approve agreement for corporate split:	October 28, 2003 (scheduled)

Execution of agreement for corporate split:	October 28, 2003 (scheduled)

General Shareholders Meeting to approve agreement for corporate split:	The Company will not obtain approval at its General Shareholders Meeting for the corporate split in accordance with Article 374-23 (Easy Method for Corporate Split) of the Commercial Code, while Kinseki will hold a General Shareholders Meeting on November 12, 2003 (scheduled) to approve the agreement for corporate split.

Effective date of corporate split:	April 1, 2004 (scheduled)

Register of corporate split in Commercial Register:	April 1, 2004 (scheduled)

(2)	Method of Corporate Split

(i)    Method of Corporate Split

“Dividing and succeeding corporate split,” in which the Company shall be the succeeding company and Kinseki, a wholly-

owned subsidiary of the Company, shall be the divided company.

(ii)   Reason for Choosing Method

It has been decided that a “dividing and succeeding corporate split” is the most suitable option for the Company to succeed to the marketing division of Kinseki, which is a wholly-owned subsidiary of the Company.

(3)	Allocation of Shares

There will be no allocation of shares of the Company, as Kinseki is a wholly-owned subsidiary of the Company and as the relevant corporate split adopts the “dividing” method.

(4)	Amount of Capital Increase as a Result of Corporate Split, etc.

The amount of the Company’s voluntary reserve will increase in an amount equivalent to the total amount of assets to which it will succeed from Kinseki in the corporate split.

(5)	Cash to be Delivered

No cash shall be delivered in the corporate split.

(6)	Rights and Obligations to be Succeeded to by the Succeeding Company (the Company)

The Company will succeed to assets and rights and obligations pursuant to agreements belonging to Kinseki’s marketing division as of the effective date of the corporate split. More detailed content thereof shall be decided by the time of execution of the agreement for the corporate split.

(7)	Expectations with Respect to Performance of Debts
(i)	Divided Company (Kinseki)

Taking into consideration the amounts of assets, liabilities and net asset value of Kinseki, it is judged that there will be no problem with respect to the certainty of performance by Kinseki of its debts.

(ii)	Succeeding Company (the Company)

Taking into consideration the amounts of assets, liabilities and net asset value of the Company and the amount of assets, etc. to which the Company will succeed, it is judged that there will be no problem with respect to the certainty of performance by the Company of its debts.

(8)	New Directors or Corporate Auditors of the Succeeding Company who Currently Work for the Divided Company (Kinseki)

None.

2.	Content of Business to be Succeeded

(1)	Content of Business of the Marketing Division of the Crystal Components Related Business: Marketing of crystal components

(2)	Performance of the Marketing Division of the Crystal Components Related Business of Kinseki for the Fiscal Year ended March 31, 2003

(Millions of Yen)

	Marketing Division of Crystal Components Related Business (a)	The Company’s performance for the year ended March 31, 2003 (b)	Percentage (a/b)
Net Sales	27,640	482,834	5.7%
Gross Profit	1,838	108,609	1.7%
Profit from Operations	-658	42,407	—
Recurring Profit	-432	54,685	—

(3)	Assets and Liabilities to be Transferred and Amounts thereof (as of June 30, 2003)

(Millions of Yen)

Assets		Liabilities
Item	Book Value	Item	Book Value
Current Assets	0	Current Liabilities	0
Fixed Assets	16	Fixed Liabilities	0
Other Investments, etc.	0
Total	16	Total	0

II.    Separation of Manufacturing Division

1.	Outline of Corporate Split

(1)	Schedule of Corporate Split

Meeting of Board of Directors to approve agreement for corporate split:	October 28, 2003 (scheduled)

Execution of agreement for corporate split:	October 28, 2003 (scheduled)

General Shareholders Meeting to approve agreement for corporate split:	Both the Company and Kinseki will undertake the corporate split without approval of their respective General Shareholders Meetings in accordance with Articles 374-22 and 374-23 (Easy Method for Corporate Split), respectively.

Effective date of corporate split:	April 1, 2004 (scheduled)

Register of corporate split in Commercial Register:	April 1, 2004 (scheduled)

(2)	Method of Corporate Split

(i)	Method of Corporate Split
“Dividing and succeeding corporate split”, in which the Company will be the divided company and Kinseki, a wholly-owned subsidiary of the Company, will be the succeeding company.

(ii)	Reason for Choosing Method
It has been decided that a “dividing and succeeding corporate split” is the most suitable option for consolidation of the manufacturing division of the Company’s crystal components related business with Kinseki, a wholly-owned subsidiary of the Company, in which the shares issued by Kinseki shall be allocated to the Company.

(3)	Allocation of Shares

(i)	Allocation Ratio of Shares
One share to be issued by Kinseki in the corporate split shall be allocated to the Company.

(ii)	The Basis of Calculation of Allocation Ratio
Kinseki is a wholly-owned subsidiary of the Company and, as a result, all shares to be issued in the corporate split (using the dividing and succeeding corporate split method) will be allocated to the Company. Accordingly, the Company will succeed to all assets and liabilities of Kinseki at their book value. As a result of the corporate split, there will be no change in the Company’s net asset value regardless of the number of shares to be allocated by Kinseki to the Company because the amount of the difference between assets and liabilities of Kinseki to which the Company will succeed will be equivalent to the amount of increase in the amount of Company’s investments in subsidiaries. In the light of the above, the Company and Kinseki have discussed and determined that the one share of Kinseki shall be issued and allocated to the Company.

(4)	Cash to be Delivered
No cash shall be delivered in the corporate split.

(5)	Rights and Obligations to be Succeeded to by the Succeeding Company (Kinseki)
Kinseki will succeed to assets and liabilities and rights and obligations belonging to the manufacturing division of the Company’s crystal parts related business pursuant to agreements as of the effective date of the corporate split. More detailed content thereof shall be decided by the time of execution of the agreement for the corporate split.

(6)	Expectations with Respect to Performance of Debts

(i)	Divided Company (the Company)
Taking into consideration the amounts of assets, liabilities and net asset value of the Company, it is judged that there will be no problem with respect to the certainty of performance by the Company of its debts.

(ii)	Succeeding Company (Kinseki)
Taking into consideration the amounts of the assets, liabilities and net asset value of Kinseki and the amounts of assets, liabilities and net asset value, etc. to which Kinseki will succeed, it is judged that there will be no problem with respect to the certainty of performance by Kinseki of its debts.

(7)	New Directors or Corporate Auditors of the Succeeding Company (Kinseki)
Not yet decided.

2.	Content of Business to be Divided

(1)	Content of the Manufacturing Division of the Crystal Components Related Business:
Development and manufacturing of crystal components

(2)	Performance of the Manufacturing Division of the Crystal Components related Business of the Company for the fiscal year ended March 31, 2003:
Net sales of the Company derived from its crystal components related business for the fiscal year ended March 31, 2003 were approximately 15 billion yen, representing approximately 3% of the total net sales of the Company in the amount of 482,834 million yen for the same period.

(3)	Assets and Liabilities to be Transferred and Amounts thereof (as of June 30, 2003):

(Millions of Yen)

Assets		Liabilities
Item	Book Value	Item	Book Value
Current Assets	1,859	Current Liabilities	1,679
Fixed Assets	2,379	Fixed Liabilities	0
Other Investments, etc.	0
Total	4,238	Total	1,679

*	As of June 30, 2003, the amount of assets to be succeeded (4,238 million yen) represented 0.36% of the total asset value of the Company (1,161,116 million yen) as of the same date.

III.    Status of the Company after Corporate Splits

1.	There will be no change in the corporate name, content of businesses, location of headquarters, names of representatives, amount of capital or fiscal year end, in connection with the corporate split.

2.	Total Assets
As a result of the corporate splits, there will be an increase in the amount of the Company’s assets in an amount equivalent to the amount of assets to which the marketing division of the Company will succeed from Kinseki and a decrease in the amount of the Company’s assets in an amount equivalent to the amount of liabilities to be assumed by Kinseki with the Company’s manufacturing division.

3.	Impact on Company’s Performance
The effective date of the corporate split will be April 1, 2004, and accordingly, there will be no impact from the corporate split on the forecasted performance of the Company for the fiscal year ending March 31, 2004.

IV.    Outlines of Parties to the Corporate Split (as of June 30, 2003)

(1) Name	Kyocera Corporation	Kinseki, Limited

(2) Principal Businesses	– Fine ceramics group – Electronic device group – Equipment group – Others	– Electronic components, consisting mainly of artificial crystal related products

(3) Date of Incorporation	April, 1959	August, 1950

(4) Location of Headquarters	Fushimi-ku, Kyoto	Komae-shi, Tokyo

(5) Representatives	Yasuo Nishiguchi President and Director	Isao Kishimoto President and Director

(6) Capital Amount	115,703 million yen	16,317 million yen

(7) Number of Shares Issued and Outstanding	191,309,290 shares (out of which 6,347,071 shares are treasury stock)	35,172,042 shares (out of which 36,379 shares are treasury stock)

(8) Shareholders’ Equity	909,459 million yen	37,888 million yen

(9) Total Assets	1,161,116 million yen	52,932 million yen

(10) Fiscal Year End	March 31	March 31

(11) Number of Employees	13,767	183
(12) Principal Suppliers and Customers	Suppliers: Matsushita Electric Industrial Co., Ltd. Mitsui & Co., Ltd. Sony Corp. Customers: Fujitsu Ltd. Hitachi, Ltd. NEC Corp	Suppliers: Kyocera Corp. Toyo Dempa Co., Ltd. Asahi Kasei Microsystems, Co., Ltd. Customers: Matsushita Electric Industrial Co., Ltd. Sony Corp. Toshiba Corp. Hitachi, Ltd.

	Japan Trustee Services Bank, Ltd. (Trust Account)	7.19%	Kyocera Corp.	100.00%
(13) Principal Shareholders and Their Shareholding Ratios	The Master Trust Bank of Japan, Ltd. (Trust Account)	5.11%
	The Bank of Kyoto, Ltd. Kazuo Inamori Kyocera Corp.	3.78% 3.56% 3.32%

.	Above shareholding ratios are as of March 31, 2003.		Above shareholding ratio is as of March 31, 2003.

(14) Principal Banks	The Bank of Kyoto, Ltd. UFJ Bank Ltd.		Mizuho Corporate Bank, Ltd. Sumitomo Mitsui Banking Corp

	Capital Relationship		Kinseki is a wholly-owned subsidiary of the Company. (As of August 1, 2003.)

(15) Relationship between the Parties	Personnel Relationship		The Company forwards Directors and Corporate Auditors to Kinseki. It also seconds employees to Kinseki.

	Trades between the Parties		Manufacture, sale and development of crystal parts.

(16)	Performance in Most Recent Three Fiscal Years

(Millions of Yen)

	Kyocera Corporation (100% parent company)			Kinseki, Limited (wholly-owned subsidiary)
Fiscal Year	Ended March 31, 2001	Ended March 31, 2002	Ended March 31, 2003	Ended March 31, 2001	Ended March 31, 2002	Ended March 31, 2003

Net Sales	652,510	499,264	482,834	35,743	22,318	27,640

Recurring Profit (or Loss)	114,500	56,412	54,685	4,020	-2,992	-432

Net Income	31,398	34,475	27,923	2,351	-5,950	-1,260

Net Income per Share	164.98 yen	182.36 yen	149.45 yen	67.58 yen	-169.21 yen	-35.87 yen

Dividend per Share	60.00 yen	60.00 yen	60.00 yen	10.00 yen	3.00 yen	3.00 yen

Shareholders Equity per Share	4,675.06 yen	4,652.07 yen	4,676.97 yen	1,308.39 yen	1,123.44 yen	1,085.69 yen